North America's Railroad
NEWS RELEASE

CN reports Q4-2017 and full-year financial results

Quarter caps strong 2017 performance with top line growth of over C$1 billion; record investments planned in 2018 to deliver future growth

MONTREAL, Jan. 23, 2018 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the fourth quarter and year ended Dec. 31, 2017.

Financial results highlights
Fourth-quarter 2017 compared to fourth-quarter 2016
·
Net income increased by 156 per cent to C$2,611 million, and diluted earnings per share (EPS) increased by 164 per cent to C$3.48. Included in net income was a deferred income tax recovery of C$1,764 million (C$2.35 per diluted share) resulting from the enactment of a lower U.S. federal corporate income tax rate.

·	Adjusted net income decreased by six per cent to C$897 million, and adjusted diluted EPS decreased by two per cent to C$1.20. (1)
·	Operating income decreased by seven per cent to C$1,301 million.
·	Revenues increased by two per cent to C$3,285 million.
·	Revenue ton-miles (RTMs) increased by one per cent and carloadings increased by seven per cent.
·	Operating expenses increased by nine per cent to C$1,984 million.
·	Operating ratio of 60.4 per cent, an increase of 3.8 points.

Full-year 2017 compared to full-year 2016
·
Net income increased by 51 per cent to C$5,484 million, and diluted EPS increased by 55 per cent to C$7.24. Included in net income was a deferred income tax recovery of C$1,764 million (C$2.33 per diluted share) resulting from the enactment of a lower U.S. federal corporate income tax rate.

·	Adjusted net income increased by six per cent to C$3,778 million, and adjusted diluted EPS increased by nine per cent to C$4.99. (1)
·	Operating income increased by five per cent to C$5,558 million.
·	Revenues increased by eight per cent to C$13,041 million.
·	RTMs increased by 11 per cent and carloadings increased by 10 per cent.
·	Operating expenses increased by 11 per cent to C$7,483 million.
·	Operating ratio of 57.4 per cent, an increase of 1.5 points.
·	Free cash flow (1) was C$2,778 million, compared with C$2,520 million for 2016.

"Our growth continues to outpace the strengthening economy, and I am pleased with the results our dedicated team generated in 2017," said Luc Jobin, CN president and chief executive officer. "Throughout the year we faced rapidly changing market demands and in the fourth quarter dealt with challenging operating conditions, including harsh early winter weather across the network, impacting our performance.

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"We remain focused on operational efficiency and providing quality service to our customers," Jobin continued. "In 2018 we are adding new train crews and increasing our capital program to a record C$3.2 billion as we invest in locomotives and build additional capacity for resiliency."
2018 outlook, capital program and increased dividend (2)
"As the economic backdrop remains favourable in North America, we expect to see continued volume growth in 2018," said Jobin.
CN aims to deliver adjusted diluted EPS in the range of C$5.25 to C$5.40 this year compared to adjusted diluted EPS of C$4.99 in 2017. (1)
CN will continue to invest in the safety and efficiency of its network with a capital program in 2018 of C$3.2 billion. The program is highlighted by approximately $700 million for investments to increase capacity, including the acquisition of 60 new locomotives, track infrastructure expansion, and improvements at intermodal terminals. The capital program also includes approximately C$1.6 billion for track infrastructure maintenance supporting safety and efficiency, and approximately C$400 million for continued installation of Positive Train Control in the United States.
The Company's Board of Directors today approved a 10 per cent increase to CN's 2018 quarterly cash dividend, effective for the first quarter of 2018.

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. The fluctuation of the Canadian dollar relative to the U.S. dollar affects the conversion of the Company's U.S.-dollar-denominated revenues and expenses. On a constant currency basis, (1) CN's net income for the three months and year ended Dec. 31, 2017 would have been higher by C$26 million (C$0.03 per diluted share) and C$42 million (C$0.06 per diluted share), respectively.

Fourth-quarter 2017 revenues, traffic volumes and expenses
Revenues for the quarter increased by two per cent to C$3,285 million, when compared to the same period in 2016. Revenues increased for metals and minerals (20 per cent), intermodal (13 per cent), coal (seven per cent) and automotive (one per cent). Revenues declined for grain and fertilizers (10 per cent), petroleum and chemicals (five per cent), forest products (two per cent) and other revenues (one per cent).

The increase in revenues was mainly attributable to higher international container traffic via the ports of Prince Rupert and Vancouver, and increased volumes of frac sand; freight rate increases; and higher applicable fuel surcharge rates. These factors were partly offset by the negative translation impact of a stronger Canadian dollar; lower export volumes of U.S. soybeans and reduced shipments of crude oil.

Carloadings for the quarter increased by seven per cent to 1,461 thousand.

RTMs, measuring the relative weight and distance of rail freight transported by CN, increased by one per cent. Rail freight revenue per RTM also increased by one per cent.

Operating expenses for the quarter increased by nine per cent to C$1,984 million, mainly due to higher costs from increased volumes; challenging operating conditions, including harsh early winter weather; and higher fuel prices; partly offset by the positive translation impact of a stronger Canadian dollar.

2

Full-year 2017 revenues, traffic volumes and expenses
Revenues for 2017 increased by eight per cent to C$13,041 million, when compared to 2016. Revenues increased for metals and minerals (25 per cent), coal (23 per cent), intermodal (12 per cent), automotive (nine per cent), grain and fertilizers (six per cent), other revenues (five per cent), and petroleum and chemicals (two per cent). Revenues declined for forest products (one per cent).

The increase in revenues was mainly attributable to higher volumes of traffic in overseas intermodal, frac sand, coal and petroleum coke exports, and Canadian grain; freight rate increases; and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar.

Carloadings increased by 10 per cent to 5,737 thousand.

RTMs increased by 11 per cent. Rail freight revenue per RTM decreased by two per cent, mainly driven by an increase in the average length of haul and the negative translation impact of a stronger Canadian dollar; partly offset by freight rate increases and higher applicable fuel surcharge.

Operating expenses increased by 11 per cent to C$7,483 million, mainly due to higher costs from increased volumes and higher fuel prices, partly offset by the positive translation impact of a stronger Canadian dollar.

(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, and free cash flow. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN's full-year adjusted EPS outlook (2) excludes the expected impact of certain income and expense items. However, management cannot individually quantify on a forward-looking basis the impact of these items on its EPS because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted EPS outlook.

(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets," or other similar words.

2018 key assumptions
CN has made a number of economic and market assumptions in preparing its 2018 outlook. The Company assumes that North American industrial production for the year will increase in the range of two to three per cent, and assumes U.S. housing starts in the range of 1.25 million units and U.S. motor vehicle sales of approximately 17 million units. For the 2017/2018 crop year, the grain crops in both Canada and the United States were above their respective three-year averages. The Company assumes that the 2018/2019 grain crops in both Canada and the United States will be in line with their respective three-year averages. CN assumes total RTMs in 2018 will increase in the range of three to five per cent versus 2017. CN expects continued pricing above inflation. CN assumes that in 2018 the value of the Canadian dollar in U.S. currency will be approximately $0.80, and that the average price of crude oil (West Texas Intermediate) will be in the range of US$60 to US$70 per barrel. In 2018, CN plans to invest approximately C$3.2 billion in its capital program, of which C$1.6 billion is targeted toward track infrastructure maintenance.

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental

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laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management's Discussion and Analysis in CN's annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN's website, for a description of major risk factors.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

This earnings news release is available on the Company's website at www.cn.ca/financial-results and on SEDAR at www.sedar.com as well as on the U.S. Securities and Exchange Commission's website at www.sec.gov through EDGAR.

CN is a true backbone of the economy whose team of approximately 24,000 railroaders transports more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries – serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company's website at www.cn.ca.

Contacts:
Media	Investment Community
Patrick Waldron	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
(514) 399-8803	(514) 399-0052

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Selected Railroad Statistics – unaudited

	Three months ended December 31		Year ended December 31
	2017	2016	2017	2016
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	3,285	3,217	13,041	12,037
Rail freight revenues ($ millions)	3,091	3,022	12,293	11,326
Operating income ($ millions)	1,301	1,395	5,558	5,312
Net income ($ millions)	2,611	1,018	5,484	3,640
Diluted earnings per share ($)	3.48	1.32	7.24	4.67
Adjusted diluted earnings per share ($) (2)	1.20	1.23	4.99	4.59
Free cash flow ($ millions) (2)	457	777	2,778	2,520
Gross property additions ($ millions)	908	723	2,703	2,752
Share repurchases ($ millions)	456	446	2,000	2,000
Dividends per share ($)	0.4125	0.3750	1.6500	1.5000
Financial position (1)
Total assets ($ millions)	37,629	37,057	37,629	37,057
Total liabilities ($ millions)	20,973	22,216	20,973	22,216
Shareholders' equity ($ millions)	16,656	14,841	16,656	14,841
Financial ratio
Operating ratio (%)	60.4	56.6	57.4	55.9
Operational measures (3)
Statistical operating data
Gross ton miles (GTMs) (millions)	117,599	114,424	469,200	423,426
Revenue ton miles (RTMs) (millions)	59,477	58,906	237,098	214,327
Carloads (thousands)	1,461	1,369	5,737	5,205
Route miles (includes Canada and the U.S.)	19,500	19,600	19,500	19,600
Employees (end of period)	23,945	22,249	23,945	22,249
Employees (average for the period)	23,859	22,231	23,074	22,322
Key operating measures
Rail freight revenue per RTM (cents)	5.20	5.13	5.18	5.28
Rail freight revenue per carload ($)	2,116	2,207	2,143	2,176
GTMs per average number of employees (thousands)	4,929	5,147	20,335	18,969
Operating expenses per GTM (cents)	1.69	1.59	1.59	1.59
Labor and fringe benefits expense per GTM (cents)	0.50	0.49	0.47	0.50
Diesel fuel consumed (US gallons in millions)	112.2	107.3	441.4	398.9
Average fuel price ($/US gallon)	2.98	2.58	2.74	2.34
GTMs per US gallon of fuel consumed	1,048	1,066	1,063	1,061
Terminal dwell (hours)	18.4	14.5	16.2	14.0
Train velocity (miles per hour)	23.8	26.6	25.3	27.3
Safety indicators (4)
Injury frequency rate (per 200,000 person hours)	2.16	1.75	1.83	1.70
Accident rate (per million train miles)	2.18	1.71	1.83	1.42

(1)	Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
(2)	See supplementary schedule entitled Non-GAAP Measures for an explanation of these non-GAAP measures.
(3)
Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of these indicators are provided on CN's website, www.cn.ca/glossary.

(4)	Based on Federal Railroad Administration (FRA) reporting criteria.

5     CN | 2017 – Fourth Quarter

Supplementary Information – unaudited

	Three months ended December 31				Year ended December 31

	2017	2016	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)	2017	2016	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)
Revenues ($ millions) (2)
Petroleum and chemicals	543	572	(5%)	(2%)	2,208	2,174	2%	3%
Metals and minerals	377	313	20%	25%	1,523	1,218	25%	27%
Forest products	437	447	(2%)	1%	1,788	1,797	(1%)	1%
Coal	145	136	7%	9%	535	434	23%	25%
Grain and fertilizers	585	647	(10%)	(7%)	2,214	2,098	6%	7%
Intermodal	816	720	13%	15%	3,200	2,846	12%	13%
Automotive	188	187	1%	5%	825	759	9%	10%
Total rail freight revenues	3,091	3,022	2%	5%	12,293	11,326	9%	10%
Other revenues	194	195	(1%)	3%	748	711	5%	6%
Total revenues	3,285	3,217	2%	5%	13,041	12,037	8%	10%
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	10,697	11,803	(9%)	(9%)	44,375	43,395	2%	2%
Metals and minerals	6,833	5,593	22%	22%	27,938	20,233	38%	38%
Forest products	7,418	7,751	(4%)	(4%)	30,510	31,401	(3%)	(3%)
Coal	3,866	3,446	12%	12%	14,539	11,032	32%	32%
Grain and fertilizers	14,590	16,203	(10%)	(10%)	56,123	51,485	9%	9%
Intermodal	15,127	13,194	15%	15%	59,356	53,056	12%	12%
Automotive	946	916	3%	3%	4,257	3,725	14%	14%
Total RTMs	59,477	58,906	1%	1%	237,098	214,327	11%	11%
Rail freight revenue / RTM (cents) (2) (3)
Petroleum and chemicals	5.08	4.85	5%	8%	4.98	5.01	(1%)	1%
Metals and minerals	5.52	5.60	(1%)	3%	5.45	6.02	(9%)	(8%)
Forest products	5.89	5.77	2%	6%	5.86	5.72	2%	4%
Coal	3.75	3.95	(5%)	(3%)	3.68	3.93	(6%)	(5%)
Grain and fertilizers	4.01	3.99	1%	3%	3.94	4.07	(3%)	(2%)
Intermodal	5.39	5.46	(1%)	1%	5.39	5.36	1%	1%
Automotive	19.87	20.41	(3%)	2%	19.38	20.38	(5%)	(3%)
Total rail freight revenue / RTM	5.20	5.13	1%	4%	5.18	5.28	(2%)	(1%)
Carloads (thousands) (3)
Petroleum and chemicals	154	156	(1%)	(1%)	614	599	3%	3%
Metals and minerals	257	230	12%	12%	995	807	23%	23%
Forest products	102	108	(6%)	(6%)	424	440	(4%)	(4%)
Coal	76	92	(17%)	(17%)	303	333	(9%)	(9%)
Grain and fertilizers	161	177	(9%)	(9%)	619	602	3%	3%
Intermodal	647	541	20%	20%	2,514	2,163	16%	16%
Automotive	64	65	(2%)	(2%)	268	261	3%	3%
Total carloads	1,461	1,369	7%	7%	5,737	5,205	10%	10%
Rail freight revenue / carload ($) (2) (3)
Petroleum and chemicals	3,526	3,667	(4%)	-	3,596	3,629	(1%)	1%
Metals and minerals	1,467	1,361	8%	12%	1,531	1,509	1%	3%
Forest products	4,284	4,139	4%	7%	4,217	4,084	3%	5%
Coal	1,908	1,478	29%	32%	1,766	1,303	36%	37%
Grain and fertilizers	3,634	3,655	(1%)	2%	3,577	3,485	3%	4%
Intermodal	1,261	1,331	(5%)	(4%)	1,273	1,316	(3%)	(3%)
Automotive	2,938	2,877	2%	6%	3,078	2,908	6%	8%
Total rail freight revenue / carload	2,116	2,207	(4%)	(1%)	2,143	2,176	(2%)	-

(1)	See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.
(2)	Amounts expressed in Canadian dollars.
(3)	Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.

6     CN | 2017 – Fourth Quarter

Non-GAAP Measures – unaudited

In this supplementary schedule, the word "Company" or "CN" means Canadian National Railway Company and, as the context requires, its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, free cash flow, and adjusted debt-to-adjusted EBITDA multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN's normal day-to-day operations and could distort the analysis of trends in business performance. Management uses these measures, which exclude certain income and expense items in its results that management believes are not reflective of CN's underlying business operations, to set performance goals and as a means to measure CN's performance. The exclusion of items in adjusted net income and adjusted earnings per share does not, however, imply that these items are necessarily non-recurring. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the three months and year ended December 31, 2017, the Company reported adjusted net income of $897 million, or $1.20 per diluted share, and $3,778 million, or $4.99 per diluted share, respectively. The adjusted figures for the year ended December 31, 2017 exclude a net deferred income tax recovery of $1,706 million ($2.25 per diluted share) consisting of the following:
·
in the fourth quarter, a deferred income tax recovery of $1,764 million ($2.35 per diluted share for the quarter and $2.33 per diluted share for the year) resulting from the enactment of a lower federal corporate income tax rate due to the U.S. Tax Cuts and Jobs Act ("U.S. Tax Reform") and a deferred income tax expense of $50 million ($0.07 per diluted share) resulting from the enactment of higher provincial corporate income tax rates;

·	in the third quarter, a deferred income tax expense of $31 million ($0.04 per diluted share) resulting from the enactment of a higher state corporate income tax rate;
·	in the second quarter, a deferred income tax recovery of $18 million ($0.02 per diluted share) resulting from the enactment of a lower provincial corporate income tax rate; and
·	in the first quarter, a deferred income tax recovery of $5 million ($0.01 per diluted share) resulting from the enactment of a lower provincial corporate income tax rate.
For the three months and year ended December 31, 2016, the Company reported adjusted net income of $952 million, or $1.23 per diluted share and $3,581 million, or $4.59 per diluted share, respectively. The adjusted figures for the year ended December 31, 2016 exclude a gain on disposal of track leading into Montreal's Central Station, together with the rail fixtures (collectively the "Viaduc du Sud"), of $76 million, or $66 million after-tax ($0.09 per diluted share) in the fourth quarter and a deferred income tax expense of $7 million ($0.01 per diluted share) in the second quarter, resulting from the enactment of a higher provincial corporate income tax rate.

7     CN | 2017 – Fourth Quarter

Non-GAAP Measures – unaudited

The following table provides a reconciliation of net income and earnings per share, as reported for the three months and years ended December 31, 2017 and 2016, to the adjusted performance measures presented herein:

	Three months ended December 31		Year ended December 31
In millions, except per share data	2017	2016	2017	2016
Net income as reported	$2,611	$1,018	$5,484	$3,640
Adjustments:
Other income	-	(76)	-	(76)
Income tax expense (recovery)	(1,714)	10	(1,706)	17
Adjusted net income	$897	$952	$3,778	$3,581
Basic earnings per share as reported	$3.50	$1.33	$7.28	$4.69
Impact of adjustments, per share	(2.29)	(0.09)	(2.26)	(0.08)
Adjusted basic earnings per share	$1.21	$1.24	$5.02	$4.61
Diluted earnings per share as reported	$3.48	$1.32	$7.24	$4.67
Impact of adjustments, per share	(2.28)	(0.09)	(2.25)	(0.08)
Adjusted diluted earnings per share	$1.20	$1.23	$4.99	$4.59

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period in the prior year. The average foreign exchange rates were $1.27 and $1.30 per US$1.00, respectively, for the three months and year ended December 31, 2017, and $1.33 per US$1.00 for both the three months and year ended December 31, 2016.
On a constant currency basis, the Company's net income for the three months and year ended December 31, 2017 would have been higher by $26 million ($0.03 per diluted share) and $42 million ($0.06 per diluted share), respectively.

8     CN | 2017 – Fourth Quarter

Non-GAAP Measures – unaudited

Free cash flow

Management believes that free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for the impact of major acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of net cash provided by operating activities as reported for the three months and years ended December 31, 2017 and 2016, to free cash flow:

	Three months ended December 31		Year ended December 31
In millions	2017	2016	2017	2016
Net cash provided by operating activities	$1,349	$1,378	$5,516	$5,202
Net cash used in investing activities (1)	(892)	(601)	(2,738)	(2,682)
Free cash flow	$457	$777	$2,778	$2,520

(1)
As a result of the retrospective adoption of Accounting Standards Update 2016-18 in the first quarter of 2017, changes in restricted cash and cash equivalents are no longer classified as investing activities within the Consolidated Statements of Cash Flows and are no longer included as an adjustment in the Company's definition of free cash flow. There is no impact to free cash flow resulting from this reclassification.

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and net income to the adjusted measures presented below, which have been used to calculate the adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the year ended December 31,	2017	2016
Debt		$10,828	$10,937
Adjustment: Present value of operating lease commitments (1)		478	533
Adjusted debt		$11,306	$11,470

Net income		$5,484	$3,640
Interest expense		481	480
Income tax expense (recovery)		(395)	1,287
Depreciation and amortization		1,281	1,225
EBITDA		6,851	6,632
Adjustments:
Other income		(12)	(95)
Deemed interest on operating leases		22	24
Adjusted EBITDA		$6,861	$6,561
Adjusted debt-to-adjusted EBITDA multiple (times)		1.65	1.75

(1)	The operating lease commitments have been discounted using the Company's implicit interest rate for each of the periods presented.

9     CN | 2017 – Fourth Quarter